

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 5, 2006

Mr. Samuel Veasey
Chief Financial Officer
Wellstone Filters, Inc.
250 Crown Boulevard
Timberlake, North Carolina 27583

> **Re:** **Wellstone Filters, Inc.**
> **Form 10-K for Fiscal Years Ended December 31, 2004 and 2005**
> **Filed April 15, 2005 and April 11, 2006**
> **File No. 0-28161**

Dear Mr. Veasey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief